SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

1Q13 Results

Curitiba, Brazil, May 15, 2013 – Companhia Paranaense de Energia - Copel (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), a company that generates, transmits, distributes and sells power, announces its results for the first quarter of 2013.

Copel’s consolidated balance sheet presents the figures of its wholly owned subsidiaries (Copel Geração e Transmissão, Copel Distribuição and Copel Telecomunicações), controlled companies and investees. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with accounting practices adopted in Brazil.

Highlights

>        Net Operating Revenue: R$ 2,380 million.

>        Operating Income: R$ 592 million.

>        Net Income: R$ 399 million.

>        EPS (Earnings per Share): R$ 1.46.

>        EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization): R$ 665 million.

>        Annualized Return on Shareholders’ Equity: 13.4% in the period.

>        Growth in Power Supply: 8.9%.

The Company’s shares and main indexes presented the following variations in the period:

Ticker	Price 03/31/2013	Var. % year	Index	Points 03/31/2013	Var. % year
CPLE3 (common/ BM&FBovespa)	R$ 24.99	(0.8)	Ibovespa	56,352	(7.6)
CPLE6 (preferred B/ BM&FBovespa)	R$ 30.93	(2.4)	IEE	27,750	(3.6)
ELP (ADS/ Nyse)	US$ 15.47	0.8	Dow Jones	14,578	11.2
XCOP (preferred B/ Latibex)	€ 11.90	2.4	Latibex	2,564	(1.2)

LIST OF CONTENTS

1. General Information	3
2. Income Statement	5
2.1 Net Operating Revenue	5
2.2 Operating Costs and Expenses	6
2.3 Equity in the Results of Investees	8
2.4 EBITDA	8
2.5 Financial Results	8
2.6 Consolidated Net Income	8
3. Balance Sheet and Investment Program	9
3.1 Assets	9
3.1.1 Cash, Cash Equivalents and Financial Investments	9
3.1.2 CRC Transferred to the State of Paraná	9
3.1.3 Accounts Receivable Related to the Extension of the Concession	9
3.2 Liabilities and Shareholders’ Equity	10
3.2.1 Debt	10
3.2.2 Payables related to the Concession – Use of Public Property	11
3.3 Investment Program	12
4. Shareholding Structure	12
5. Consolidated Financial Statements	13
5.1 Assets	13
5.2 Liabilities	14
5.3 Income Statement	15
5.4 Cash Flow	16
6. Financial Statements – Wholly Owned Subsidiaries	17
6.1 Assets	17
6.2 Liabilities	18
6.3 Income Statement	19
7. Power Market	20
7.1 Captive Market	20
7.2 Grid Market (TUSD)	21
7.3 Energy Flow	21
8. Supplementary Information	23
8.1 Tariffs	23
8.2 Main Operational and Financial Indicators	24
8.3 1Q13 Results Conference Call	25

2

1. General Information

Copel’s net income totaled R$ 398.7 million in 1Q13, 24.7% up on the R$ 319.7 million recorded in 1Q12, chiefly due to the 72.1% increase in revenue from electricity sales to distributors as a result of the higher energy allocation to the short-term market by the subsidiary Copel Geração e Transmissão in January, partially offset by higher costs from energy purchased for resale, 39.5% up year on year. For further information, please refer to item 2.

The table below summarizes the highlights for the period:

Operational Data	1Q13	1Q12	Var. %
Energy Sold (GWh)	12,141	10,488	15.8
Copel Distribuição	5,887	6,061	(2.9)
Copel Geração	6,254	4,427	41.3

Average Rates (BRL / MWh)	1Q13	1Q12	Var. %
Power Purchase Average Rate - Copel Distribuição	121.99	109.37	11.5
Retail Average Rate - Copel Distribuição	205.68	243.60	(15.6)
Sales to Distributors Average Rate - Copel GeT	118.38	87.96	34.6

Economic and Financial Result (R$ million)	1Q13	1Q12	Var. %
Operating Income	592	476	24.4
EBITDA	665	602	10.5
Adjusted EBITDA by Regulatory Assets and Liabilities	705	598	17.9
Net Income	399	320	24.7
Capex	270	379	(28.8)
Net Debt	1,559	871	79.0
Shareholders' Net Equity	12,757	12,385	3.0

Indicators	1Q13	1Q12	Var. %
EBITDA Margin	27.9%	29.7%	(6.1)
Adjusted EBITDA Margin	29.6%	29.5%	0.3
ROE (annualized)	13.4%	11.0%	21.8
Operating Margin	24.9%	23.5%	6.0
Net Margin	16.7%	15.8%	5.7
Net Debt / EBITDA (annualized)	0.59	0.36	63.9
Book Value per Share	46.62	45.26	3.0
Netdebt / Shareholders' Net Equity	25.6%	17.7%	44.6
Current Liquidity	1.7	1.9	(10.5)
Earnings per Share (EPS)	1.46	1.17	24.8
Values subject to rounding adjustments.

3

Extraordinary Tariff Revision

On January 24, 2013, Aneel published Resolution 1,431 approving the Extraordinary Tariff Revision arising from Law 12,783/2013, which extended the power transmission and generation concessions expiring until 2017.  The tariffs that reflect the Extraordinary Tariff Revision and the pertinent financial components will come into effect from January 24 to June 23, 2013. Copel's tariff fell by 19.3% on average.

Payout

The 58th Annual Shareholders’ Meeting held on April 25, 2013 approved the payment of R$ 268.6 million, related to the shareholder payments for fiscal year 2012, as follows: (i) R$ 138.1 million in interest on own capital, declared and paid on January 15, 2013, and (ii) R$ 130.5 million in dividends, to be paid on May 23, 2013 to shareholders of record on April 25, 2013. The total amount is equivalent to a payout of 38%.

Revenue from the Spot Market - CCEE

Copel recorded revenue of R$ 403.8 million in the spot market (CCEE) in the first quarter of 2013, chiefly due to the strategy of allocating more electricity to the short-term market as a result of higher prices (PLD) in the period.

CDE (Energy Development Account) Funds

The Brazilian government issued Decree 7,945, which establishes the transfer of CDE funds to cover costs arising from: (a) exposure to the short-term market, limited to the amount not covered by the allocation of quotas; (b) the hydrological risk of the quotas; and (c) System Service Charges – ESS (dispatch of thermal power plants for energy security). At the end of March 2013, the Company had a total estimate of R$ 212.6 million in CDE funds, R$ 76.0 million of which, related to January 2013, were received in financial settlement on April 8, 2013. On April 30, 2013, the amounts of R$ 80.4 million and R$ 47.2 million, related to February and March 2013, were approved, with settlement scheduled for May 2013, totaling a transfer of R$ 203.6 million related to the first quarter of 2013. The R$ 9.0 million difference between the amount estimated by the Company and the amount transferred by the CDE will be adjusted in the next quarter.

The amounts contributed by CDE were recognized as compensation of electricity costs (R$ 93.6 million) and charges for the use of the main transmission grid (R$ 119.0 million). For further details, please refer to notes 31.1 and 31.2 of our quarterly financial statements.

Accounting Changes

From the financial year beginning on January 1st, 2013, new rules are being applied in preparing the financial statements, with effects mainly at (i) investments in associates, subsidiaries and joint ventures, and (ii) Employee benefits. The details of these changes are in Note 3 of our quarterly financial statements.

4

2. Income Statement

2.1 Net Operating Revenue

In the first quarter of 2013, “net operating revenue” reached R$ 2,380.4 million, 17.6% up on the R$ 2,024.6 million recorded in the previous year. The most important variations were:

(i) the 26.8% increase in revenue from “electricity sales to final customers”, which reflects only actual sales revenues, excluding the distribution grid tariff (TUSD), basically due to the (a) periodic tariff revision at Copel Distribuição on June 24, 2012, which led to an increase in the percentage of revenue booked under “electricity sales to final customers” and, consequently, to a reduction in the percentage booked under “use of the main transmission grid”, and (b) the 216.7% increase in electricity sales to final customers in the free market by Copel Geração e Transmissão;

(ii) the 72.1% increase in revenue from “electricity sales to distributors”, due to (a) the strategy of allocation of more power to the short-term market, (b) the high price of electricity in the spot market in the period, and (c) the increased volume in bilateral agreements, partially offset by lower revenue from CCEAR, due to the lower volume of agreements in the regulated environment;

(iii) the 31.5% downturn in “use of the main distribution and transmission grid” (TUSD and TUST revenue), due to the effects of (a) Copel Distribuição’s periodic tariff revision in effect as of June 24, 2012, and (b) the extension of the agreements for transmission assets, which led to a R$ 189 million reduction in Copel GeT’s Annual Permitted Revenue, partially offset by the 2.5% upturn in Copel Distribuição’s grid market;

(iv) the 72.2% increase in “construction revenue”, due to the booking of investments in construction services and improvements to electricity distribution and transmission infrastructure;

(v) the 6.0% upturn in “revenues from telecommunications”, basically due to new customers – the customer base increased from 3,141 at the end of 2012 to 3,998 at the end of March 2013;

(vi) the 13.4% increase in “distribution of piped gas” (supplied by Compagas), following tariff adjustments (4.5% as of March 2012 and 8.0% as of August 2012); and

5

			R$ '0 0 0
Income Statement	1Q13 (1)	1Q12 (2)	Var.% (1/2)
Electricity sales to final customers	771,195	608,182	26.8
Electricity sales to distributors	724,767	421,031	72.1
Use of the main distribution and transmission grid	513,000	749,078	(31.5)
Constructi on revenue	181,191	105,194	72.2
Revenues from telecommunications	32,702	30,845	6.0
Distribution of piped gas	79,221	69,833	13.4
Other operating revenues	78,334	40,475	93.5
Net operating revenue	2,380,410	2,024,638	17.6

(vii) the 93.5% increase in “other operating revenues”, mainly caused by higher revenue from the lease of the Araucária thermal plant, due to its dispatch in the first quarter of 2013.

2.2 Operating Costs and Expenses

In the first quarter of 2013, operating costs and expenses totaled R$ 1,882.0 million, a 19.1% increase over the R$ 1,580.0 million recorded in 1Q12, chiefly due to:

(i) the 39.5% increase in “electricity purchased for resale”, due to higher costs related to the purchase of energy from (a) auctions (CCEAR) - particularly due to thermal power agreements, (b) from the CCEE, chiefly due to higher need for electricity purchase in the short term by Copel Distribuição and  higher prices in the spot market, partially offset by the CDE funds, wich totaled R$ 93.6 million in 1Q13, and (c) from Itaipu, due to the dollar appreciation in the period;

			R$'000
Electricity Purchased for Resale	1Q13 (1)	1Q12 (2)	Var. % (1/2)
Itaipu	131,734	120,520	9.3
CCEAR (Auction)	532,505	409,639	30.0
Bilateral	57,058	50,003	14.1
CCEE	249,418	49,840	400.4
(-) Transfer CDE - CCEE	(93,605)	-	-
Proinfa	41,673	33,235	25.4
(-) Pis/ Pasep and Cofins	(77,081)	(59,688)	29.1
TOTAL	841,702	603,549	39.5

6

(ii) the 11.7% reduction in “use of the main distribution and transmission grid”, due to lower costs from charges for the use of the system as a result of Law 12,738/13, which extended transmission concessions, partially offset by higher System Service Charges (ESS), already provided for in the tariff cycle, which was not offset by CDE funds;

			R$ '000
Encargos de uso da rede elétrica	1Q13	1Q12	Var. %
System Service Charges - ESS	174,248	2,385	-
(-) Transfer CDE - ESS	(118,958)	-	-
System usage charges – distribution	54,960	134,386	(59.1)
System usage charges – basic network and connection	41,810	36,948	13.2
Itaipu transportation charges	12,402	10,744	15.4
Charge reserve energy - EER	3,159	6,787	(53.5)
(-) PIS/Pasep/Cofins taxes on charges for use of power grid	(15,544)	(18,933)	(17.9)
TOTAL	152,077	172,317	(11.7)

(iii) in the first quarter of 2013, the “personnel and management” line totaled R$ 241.5 million, 6.3% up on 2012. This was driven by: (a) the wage increase of 5.6% as of October 2012, and (b) and the 0.6% headcount increase in the period;

(iv) the 5.8% upturn in the “pension and healthcare plans” line, which reflects the accrual of liabilities on the private pension and healthcare plans, calculated according to the criteria set by CVM Resolution 695/2012, chiefly due to the upturn in costs related to private pension and healthcare plans, which reflected the wage increase in the period ;

(v) the 17.1% increase in “material and supplies”, mainly reflecting higher purchases of material for the electrical system and fuel and vehicle parts;

(vi) the “materials and supplies for power eletricity” line includes expenses with the acquisition of coal for the Figueira Thermal Power Plant;

(vii) the 25.1% upturn in “natural gas and supplies for the gas business", following higher prices for the natural gas acquired by Compagas to supply third parties, adjusted mainly due to the depreciation of the Brazilian currency, and the adjustment of the oil basket, which determines the gas acquisition price;

(viii) the 3.3% decrease in “third-party services”, largely due to lower expenses with maintenance of the electrical system and consulting services;

(ix) “acruals and provisions” totaled R$ 19.5 million in the period, mainly related to provisions for losses with customers and provisions related to labor claims, partially offset by reversals in tax;

(x) the "construction cost” line was 88.5% up and reflected the investments in power distribution and transmission in the period; and

(xi) the 12.0% increase in “other costs and expenses” was due to (a) higher leasing and rental expenses, (b) higher losses from the deactivation and sale of assets, and (c) increased costs with financial compensation due to higher hydro power generation in the period.

7

			R$ '000
Operating Costs and Expenses	1Q13 (1)	1Q12 (2)	Var.% (1/2)
Electricity purchased for resale	841,702	603,549	39.5
Use of main distribution and transmission grid	152,077	172,317	(11.7)
Personnel and management	241,499	227,186	6.3
Pension and healthcare plans	42,134	39,831	5.8
Materials and supplies	17,880	15,263	17.1
Materials and supplies for power	4,261	5,070	(16.0)
Natural gas and supplies for the gas business	62,311	49,801	25.1
Third-party services	91,387	94,512	(3.3)
Depreciation and amortization	146,841	141,144	4.0
Provisions and reversals	19,536	67,745	(71.2)
Construction cost	194,798	103,322	88.5
Other operational expenses	67,525	60,292	12.0
TOTAL	1,881,951	1,580,032	19.1

2.3 Equity in the Results of Investees

Equity in the results of investees reflects gains and losses from investments in Copel's investees. In the first quarter of 2013, equity in the earnings of investees totaled R$ 19.6 million, comprising gains of R$ 18.1 million from Dominó Holdings (Sanepar), R$ 2.0 million from Dona Francisca Energética, R$ 1.9 million from Foz do Chopim Energética and a R$ 3.2 million loss from Sercomtel Telecom.

2.4 EBITDA

In the first quarter of 2013, EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$ 664.9 million, 10.4% higher than the R$ 602.1 million reported in the same period in the previous year.

2.5 Financial Results

Financial revenues increased by 13.8%, totaling R$ 146.0 million, chiefly due to the monetary restatement on indemnifications related to the extension of transmission concessions (adjusted by the IPCA consumer price index plus regulatory WACC of 5.59% p.y.).

Financial expenses totaled R$ 72.1 million, 36.2% lower year on year, chiefly due to the non-recurring effect in the same period in the previous year, when R$ 42.6 million were recorded under financial expenses as a result of the remeasurement of the fair value of Copel Distribuição’s financial assets, due to changes in useful life estimates, pursuant to Aneel Resolution 474/12.

2.6 Consolidated Net Income

In the first quarter of 2013, Copel recorded net income of R$ 398.7 million, 24.7% up on the same period of 2012 (R$ 319.8 million).

8

3. Balance Sheet and Investment Program

The main lines and variations are described below. Please refer to the notes in our Quarterly Information (ITRs) for additional information.

3.1 Assets

On March 31, 2013, Copel’s assets totaled R$ 21,438.7 million, 1.0% up on December 31, 2012.

3.1.1 Cash, Cash Equivalents and Financial Investments

On March 31, 2013, the cash, cash equivalents and financial investments of Copel’s wholly owned subsidiaries and controlled companies totaled R$ 1,857.0 million and were mostly invested in Bank Deposit Certificates (CDBs) and repo transactions. The investments earned an average yield of 101.9% of the Interbank Deposit Certificate (CDI rate) variation in the period.

3.1.2 CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$ 1,197.4 million, in 244 monthly installments recalculated by the price amortization system, updated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities. The current CRC balance is R$ 1,376.4 million.

The State of Paraná has been paying the renegotiated installments pursuant to the fourth addendum, whose amortizations are guaranteed by dividends.

3.1.3 Accounts Receivable Related to the Extension of the Concession

Following Copel’s acceptance of the conditions established by the government agency for the anticipation of the extension of the transmission assets (Provisional Measure 579), on November 01, 2012, through Ordinances 578 and 579 and Interministerial Ordinance 580, the Ministry of Mines and Energy announced, in addition to the new APR, the indemnification the Company is entitled to under Transmission Concession Agreement 060/2001, in the amount of R$ 893.9 million (considering only the assets that began operating after May 2000). With the enactment of Law 12,783, on January 11, 2013, the government agency reconsidered the right of indemnification for the assets existing on May 31, 2000; however, the indemnification amount has not yet been set. Management assessed these assets using the new replacement value methodology and expects to receive R$ 160.2 million. On March 31, the amount recorded in this account was R$ 981.9 million due to amortizations and monetary restatement in the period.

9

3.2 Liabilities and Shareholders’ Equity

3.2.1 Debt

Copel’s consolidated debt totaled R$ 3,266.1 million on March 31, 2013, representing 25.6% of the consolidated shareholders’ equity, which closed March 31, 2013 at R$ 12,757.4 million, 2.1% higher than on December 31, 2012 and equivalent to R$ 46.62 per share (book value per share).

The breakdown of loans, financing and debentures is shown in the table below:

					R$'000
			Short-term	Long-term	Total
		National Treasury	3,944	55,216	59,160
	Foreign Currency	Eletrobras	6	5	11
		Total	3,950	55,221	59,171
		Eletrobras - COPEL	54,327	166,750	221,077
		FINEP	2,920	38,669	41,589
	Domestic Currency	BNDES/ Banco do Brasil S/A - Mauá	32,708	347,483	380,191
		Banco do Brasil S/A and other	412,628	1,121,935	1,534,563
		Debentures	31,482	998,070	1,029,552
		Total	534,065	2,672,907	3,206,972
TOTAL			538,015	2,728,128	3,266,143

Loan, financing and debenture maturities are presented below:

						R$'000
	Short-Term Apr/13 - Mar/14	Apr/14 - Dec/14	Long -Term
			2015	2016	2017	After 2017
Domestic Currency	534,065	473,361	594,854	757,721	544,407	302,564
Foreign Currency	3,950	1,354	-	-	-	53,867
TOTAL	538,015	474,715	594,854	757,721	544,407	356,431

The history of COPEL’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the Net Debt/EBITDA ratio are  shown in the following chart:

10

3.2.2 Payables related to the Concession – Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

				R$'000
	Elejor	Mauá	Colíder	Total
Current liabilities	47,593	893	-	48,486
Noncurrent liabilities	374,405	12,324	15,734	402,463

3.2.3 Provision for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses.

The balances of the provision for legal claims are as follows:

			R$ '000
Consolidated	Mar/13 (1)	Mar/12 (2)	Var % (1 / 2)
Tax	288,289	297,284	(3.0)
Labor suits	164,717	123,790	33.1
Employees and Benefits	73,064	58,194	25.6
Civil	579,292	519,158	11.6
Suppliers	67,844	87,398	(22.4)
Civil and administrative claims	168,020	138,264	21.5
Easements	6,695	5,385	24.3
Condemnations and property	328,806	278,419	18.1
Customers	7,927	9,692	(18.2)
Environmental claims	204	125	63.2
Regulatory	50,941	48,313	5.4
TOTAL	1,156,507	1,046,864	10.5

The cases classified as possible losses, as estimated by the Company and its controlled companies at the end of the year totaled R$ 2,453.6 million distributed in lawsuits of the following natures: tax- R$ 1,270.7 million; civil - R$ 860.5 million; labor - R$ 260.9 million; employee benefits - R$ 41.4 million; and regulatory - R$ 20.1 million.

11

3.3 Investment Program

Copel’s investments in the first quarter of 2013 and the maximum investment forecast for 2013 are presented below:

		R$ million
	Carried out 1T13	Scheduled 2013
Generation and Transmission*	80.9	866.5
HPP Colider	51.5	449.0
SHP Cavernoso II	7.7	8.3
TL Araraquara/ Taubaté	1.2	132.8
SE Cerquilho	0.6	37.8
Other	19.9	238.6
Distribution	176.8	986.4
Telecommunications	12.7	69.9
TOTAL	270.4	1,922.8
* Includes project won by Copel at Auction 007/2012 (lot B), held by Aneel on 12/19/2012, after the approval of the budget by the 139th Ordinary Board of Directors Meeting.

Copel’s investments in new businesses (São Bento Energia, Cutia Empreendimentos Eólicos, Costa Oeste Transmissora, Marumbi Transmissora, Transmissora Sul Brasileira, Caiuá Transmissora, Integração Maranhense Transmissora, Matrinchã Transmissora de Energia, Guaraciaba Transmissora de Energia and Paranaíba Transmissora) was R$ 89.8 million. The forecast investments in new businesses in 2013 total R$ 647.4 million.

4. Shareholding Structure

On March 31, 2013, paid-up capital stock totaled R$ 6,910.0 million. The classes of shares (with no par value) and main shareholders are presented below:

Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	14	-	85,043	31.1
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	23.9
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,621	13.5	129	33.9	100,906	78.7	120,656	44.1
BM&FBovespa	19,516	13.4	129	33.9	60,405	47.1	80,050	29.2
NYSE	105	0.1	-	-	40,438	31.6	40,543	14.8
LATIBEX	-	-	-	-	63	0.1	63	-
Other	551	0.4	252	66.1	41	-	844	0.3
TOTAL	145,031	100.0	381	100.0	128,243	100.0	273,655	100.0

12

5. Consolidated Financial Statements

5.1 Assets

			R$'000
Assets	Mar/13 (1)	Dec/12 (2)	Var.% (1/2)
CURRENT	4,846,388	4,681,692	3.5
Cash and cash equivalents	1,206,096	1,459,217	(17.3)
Bonds and securities	500,997	635,501	(21.2)
Collaterals and escrow accounts	33,471	36,808	(9.1)
Customers	1,704,435	1,489,173	14.5
Dividends receivable	18,084	18,064	0.1
CRC transferred to the State Government of Paraná	77,322	75,930	1.8
Account receivable related to concession	4,159	5,319	(21.8)
Accounts receivable related to the concession extension	352,161	356,085	(1.1)
Other current receivables	542,200	234,951	130.8
Inventories	135,225	124,809	8.3
Income tax and social contribution	177,489	191,544	(7.3)
Other current recoverable taxes	71,306	49,490	44.1
Prepaid expenses	23,443	4,801	388.3
NON-CURRENT	16,592,358	16,548,766	0.3
Long Term Assets	6,287,984	6,297,317	(0.1)
Bonds and securities	149,869	128,515	16.6
Collaterals and escrow accounts	42,617	43,246	(1.5)
Customers	18,610	26,171	(28.9)
CRC transferred to the State Government of Paraná	1,299,073	1,308,354	(0.7)
Judicial deposits	582,803	574,371	1.5
Account receivable related to concession	2,707,659	2,645,826	2.3
Accounts receivable related to the concession extension	629,765	717,805	(12.3)
Other non-current receivables	20,057	22,728	(11.8)
Income tax and social contribution	14,155	19,995	(29.2)
Other non-current recoverable taxes	117,344	120,189	(2.4)
Deferred income tax and social contribution	705,820	681,285	3.6
Prepaid expenses	212	8,832	(97.6)
Investments	675,653	590,544	14.4
Property, plant and equipment, net	7,802,018	7,871,753	(0.9)
Intangible assets	1,826,703	1,789,152	2.1
TOTAL	21,438,746	21,230,458	1.0

13

5.2 Liabilities

Liabilities	Mar/13 (1)	Dec/12 (2)	Var.% (1/2)
CURRENT	2,957,105	2,833,444	4.4
Payroll, social charges and accruals	328,725	384,008	(14.4)
Suppliers	1,219,199	1,131,782	7.7
Income tax and social contribution payable	199,415	170,189	17.2
Other taxes due	185,813	288,480	(35.6)
Loans, financing and debentures	538,015	274,009	96.3
Minimum compulsory dividend payable	110,673	204,780	(46.0)
Post employment benefits	25,803	25,819	(0.1)
Customer charges due	40,383	56,498	(28.5)
Researchand developmentandenergye ciency	154,900	159,599	(2.9)
Accounts Payable related to concession - Use of Public Property	48,486	48,477	-
Other accounts payable	105,693	89,803	17.7
NON-CURRENT	5,724,287	6,013,569	(4.8)
Suppliers	86,972	100,908	(13.8)
Deferred income tax and social contribution	544,070	590,536	(7.9)
Loans and financing	2,728,128	2,987,546	(8.7)
Post employment benefits	686,220	675,230	1.6
Research and development and energy efficiency	119,927	104,561	14.7
Accounts Payable related to concession - Use of Public Property	402,463	399,080	0.8
Tax, social security, labor and civil provisions	1,156,507	1,155,708	0.1
EQUITY	12,757,354	12,383,445	3.0
Attributed to controlling shareholders	12,486,064	12,118,939	3.0
Share capital	6,910,000	6,910,000	-
Equity valuation adjustments	1,187,384	1,235,949	(3.9)
Legal reserves	571,221	571,221	-
Retained earnings	3,337,295	3,337,295	-
Additional proposed dividends	64,474	64,474	-
Accrued earnings	415,690	-	-
Attributable to non-controlling interest	271,290	264,506	2.6
TOTAL	21,438,746	21,230,458	1.0

14

5.3 Income Statement

			R$'000
Income Statement	1Q13 (1)	1Q12 (2)	var % (1/2)
OPERATING REVENUES	2,380,410	2,024,638	17.6
Electricity sales to final customers	771,195	608,182	26.8
Electricity sales to distributors	724,767	421,031	72.1
Use of the main distribution and transmission grid	513,000	749,078	(31.5)
Construction revenue	181,191	105,194	72.2
Revenues from telecommunications	32,702	30,845	6.0
Distribution of piped gas	79,221	69,833	13.4
Other operating revenues	78,334	40,475	93.5
Operating costs and expenses	(1,881,951)	(1,580,032)	19.1
Electricity purchased for resale	(841,702)	(603,549)	39.5
Use of main distribution and transmission grid	(152,077)	(172,317)	(11.7)
Personnel and management	(241,499)	(227,186)	6.3
Pension and healthcare plans	(42,134)	(39,831)	5.8
Materials and supplies	(17,880)	(15,263)	17.1
Materials and supplies for power	(4,261)	(5,070)	(16.0)
Natural gas and supplies for the g s business	(62,311)	(49,801)	25.1
Third-party services	(91,387)	(94,512)	(3.3)
Depreciation and amortization	(146,841)	(141,144)	4.0
Provisions and reversals	(19,536)	(67,745)	(71.2)
Construction cost	(194,798)	(103,322)	88.5
Other operational expenses	(67,525)	(60,292)	12.0
EQUITY IN EARNINGS OF SUBSIDIARIES	19,608	16,361	19.8
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	518,067	460,967	12.4
FINANCIAL RESULTS	73,899	15,276	383.8
Financial income	146,033	128,288	13.8
Financial expenses	(72,134)	(113,012)	(36.2)
OPERATIONAL EXPENSES/ INCOME	591,966	476,243	24.3
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(193,310)	(156,498)	23.5
Income tax and social contribution on profit	(262,667)	(193,330)	35.9
Deferred income tax and social contribution on profit	69,357	36,832	88.3
NET INCOME (LOSS)	398,656	319,745	24.7
Attributed to controlling shareholders	391,872	314,125	24.8
Attributed to non-controlling interest	6,784	5,620	20.7
EBITDA	664,908	602,111	10.4

15

5.4 Cash Flow

		R$'000
Consolidated Cash Flow	1Q13	1Q12
Cash flow from operating activities
Net income for the period	398,656	319,745
Adjustments to reconcile net income with the cash provided by operating activities	416,491	402,988
Depreciation	88,989	84,957
Amortization of intangible assets - concession	55,786	55,714
Amortization of intangible assets - other	2,065	473
Unrealized monetary and exchange variations, net	(4,209)	26,846
Accounts receivable tied to the concession fair value´s update	-	42,569
Remuneration of accounts receivable related to the concession	(5,163)	(79,219)
Equity in earnings of subsidiaries	(19,608)	(16,361)
Income Tax and Social Contribution	262,667	193,330
Deferred Income Tax and Social Contribution	(69,357)	(36,832)
Provision for doubtful accounts	13,100	15,413
Provision for tax credit losses	(533)	(331)
Provision (reversal) for legal claims	6,969	52,663
Provisions for post employment benefits	45,353	42,772
Provision for research and development and energy efficiency	21,933	19,002
Write off of intangible assets related to concession - goodwill	14,847	1,630
Write off of property, plant, and equipment	578	10
Write off of intangible assets	3,074	352
Decrese (increase) in assets	(166,691)	(174,478)
Increase (reduction) of liabilities	(657,062)	(502,085)
Net cash generated by operating activities	(8,606)	46,170
Cash flow from investing activities
Bonds and securities	112,396	61,164
Additions in investments	(89,789)	(9,034)
Additions to property, plant, and equipment	(10,201)	(216,804)
Additions to intangible assets related to the concessions	(194,542)	(147,239)
Additions to other intangible assets	656	2,054
Customer contributions	32,196	(1,229)
Net cash generated (used) by investing activities	(149,284)	(311,088)
Cash flow from financing activities
Loans and financing obtained	12,665	44,723
Amortization of principal amounts of loans and financing	(13,789)	(8,856)
Dividends and interest on own capital paid	(94,107)	-
Net cash used by financing activities	(95,231)	35,867
Increase (decrease) in cash and cash equivalents	(253,121)	(229,051)
Cash and cash equivalents at the beginning of the year	1,459,217	1,048,446
Cash and cash equivalents at the end of the year	1,206,096	819,395
Variation in cash and cash equivalents	(253,121)	(229,051)

16

6. Financial Statements – Wholly Owned Subsidiaries

6.1 Assets

			R$'000
Assets	GeT	DIS	TEL
CURRENT	1,528,537	2,757,293	80,703
Cash and cash equivalents	228,665	863,660	30,857
Bonds and securities	129,251	177,188	-
Collaterals and escrow accounts	4,317	27,989	-
Customers	640,442	1,026,229	26,612
Dividends receivable	20	-	-
CRC transferred to the State Government of Paraná	-	77,322	-
Account receivable related to concession	4,159	-	-
Accounts receivable related to the concession extension	352,161	-	-
Other current receivables	112,574	389,697	2,785
Inventories	30,406	93,667	10,264
Income tax and social contribution	10,198	41,246	6,909
Other current recoverable taxes	14,742	45,961	3,077
Prepaid expenses	1,602	14,334	199
NON-CURRENT	8,210,284	6,106,706	365,662
Long Term Assets	1,070,474	4,759,687	21,885
Bonds and securities	98,868	51,001	-
Collaterals and escrow accounts	-	42,617	-
Customers	-	18,610	-
CRC transferred to the State Government of Paraná	-	1,299,073	-
Judicial deposits	26,824	282,819	1,034
Account receivable related to concession	261,455	2,446,204	-
Accounts receivable related to the concession extension	629,765	-	-
Other receivables	2,785	4,752	-
Other current recoverable taxes	50,777	58,515	8,052
Deferred income tax and social contribution	-	556,096	12,799
Investments	530,217	4,012	-
Property, Plant and Equipment, net	6,567,217	-	324,052
Intangible Assets	42,376	1,343,007	19,725
TOTAL	9,738,821	8,863,999	446,365

            GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

17

6.2 Liabilities

			R$'000
Liabilities	GeT	DIS	TEL
CURRENT	1,336,457	2,874,670	48,392
Social charges and accruals	94,200	206,855	22,195
Associated companies and parent company	-	868,289	-
Suppliers	246,781	938,731	11,084
Income Tax and Social Contribution payable	196,364	-	1,485
Other taxes	19,707	157,825	3,274
Loans and financing and debentures	71,235	199,291	960
Minimum compul sary dividend payable	635,489	253,863	7,982
Post employment benefits	6,819	18,107	877
Customer charges due	24,292	16,091	-
Research and development and energy efficiency	14,373	138,910	-
Payables related to concession - Use of Publ ic Property	893	-	-
Other accounts payable	26,304	76,708	535
NON-CURRENT	1,830,399	2,522,364	58,199
Suppliers	90,922	-	-
Deferred income tax and social contribution	541,157	-	-
Loans, and financing and debentures	423,301	1,610,977	37,205
Post-employment benefits	212,430	451,149	19,834
Research and development and energy efficiency	47,672	72,255	-
Payables related to the concession - Use of Public Property	28,058	-	-
Tax,social security, labor and civil provisions	486,859	387,983	1,160
EQUITY	6,571,965	3,466,965	339,774
Attributed to controlling shareholders
Capital	3,505,994	2,624,841	240,398
Equity valuation adjustments	1,265,158	65,638	1,139
Legal Reserves	247,134	135,294	6,706
Retained earnigs	1,123,315	840,155	79,902
Accrued earnings (losses)	430,364	67,687	11,629
TOTAL	9,738,821	8,863,999	446,365

      GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

18

6.3 Income Statement

			R$'000
Income Statement	GeT	DIS	TEL
Net Operating Income	868,331	1,399,537	45,219
Electricity sales to final customers	103,089	668,767	-
Electricity sales to distributors	726,726	24,453	-
Charges for the use of the main transmission grid (TUSD/ TUST)	35,487	496,356	-
Construction revenue	(4,515)	176,082	-
Revenues from telecommunications	-	-	43,537
Other operating revenues	7,544	33,879	1,682
Operating costs and expenses	(303,222)	(1,551,005)	(28,109)
Energy purchased for resale	(29,905)	(877,740)	-
Charges from use of grid system	(50,860)	(114,310)	-
Personnel and management	(55,585)	(166,174)	(11,618)
Private pension and health plans	(10,696)	(28,993)	(1,932)
Materials	(3,096)	(14,013)	(380)
Raw material and supplies - energy production	(3,279)	-	-
Third-party services	(20,883)	(72,156)	(4,229)
Depreciation and amortization	(70,793)	(50,078)	(7,299)
Provisions and reversals	(13,156)	(29,299)	(311)
Construction cost	(9,092)	(176,082)	-
Other operating costs and expenses	(35,877)	(22,160)	(2,340)
EQUITY IN EARNINGS OF SUBSIDIARIES	10,622	-	-
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	575,731	(151,468)	17,110
Financial Income (expenses)	33,588	50,945	485
Earnings before income taxes	609,319	(100,523)	17,595
Operational Profit	(248,202)	-	(5,867)
Deferred income tax and social contribution	45,429	32,836	(99)
Net Income	406,546	(67,687)	11,629
EBITDA	646,524	(101,390)	24,409

       GeT: Copel Geração e Transmissão, DIS: Copel Distribuição, TEL: Copel Telecomunicações

19

7. Power Market

Copel’s electricity sales to final customers, composed of captive market sales by Copel Distribuição and free market sales by Copel Geração e Transmissão, was up 8.9% between January and March. The captive market was down 2.3% and accounted for 5,776 GWh of consumption, while Copel Geração e Transmissão’s free market sales were up 216.7%, accounting for 1,009 GWh of consumption for the period.

		Energy Sold (GWh)
	1Q13	1Q12%
Captive Market - Copel Distribuição	5,776	5,912	(2.3)
Free Customers - Copel GeT	1,009	319	216.7
Energy Supply	6,785	6,231	8.9

7.1 Captive Market

The residential segment consumed 1,726 GWh, up 4.3%, due mainly to the 3.4% increase in the number of residential consumers and the 0.9% increase in average consumption, due to rising incomes levels and the continued high levels of employment during the period. At the end of March, this segment accounted for 29.9% of Copel’s captive market, totaling 3,223,968 residential customers.

Consumption in the industrial segment dropped 12.7%, totaling 1,602 GWh in 1Q13. This result was mainly brought about by (i) the migration of large industrial customers to the free market, (ii) the decline in industrial production in industries such as printing and publishing, pulp and paper, oil refining and ethanol production, and (iii) by the lower number of working days in relation to the same period last year. At the close of the period, the industrial segment represented 27.7% of Copel’s captive market, with a total of 88,533 industrial customers.

The commercial class consumed 1,324 GWh and remained stable for the period, given that the rise in consumption resulting from the 2.7% increase in the number of customers was offset by the lower number of working days in relation to the same period last year. At the end of March, this segment represented 22.9% of Copel’s captive market, with a total of 330,281 customers.

The rural segment consumed 572 GWh and grew 3.4%, due to the strong performance of the agribusiness sector in Paraná at the start of 2013. At the end of March, this segment represented 9.9% of Copel’s captive market, with a total of 372,888 rural customers.

The other segments (public agencies, public lighting, public services and own consumption) consumed 522 GWh, up 1.2% for the period. Taken together, these segments represented 9.6% of Copel’s captive market, totaling 54,569 customers at the end of the period.

20

The table below shows the captive market for each consumption segment:

			GWh
Segment	1Q13 (1)	1Q12 (2)	Var. % (1/2)
Residential	1,726	1,654	4.3
Industrial	1,602	1,835	(12.7)
Commercial	1,324	1,324	-
Rural	572	553	3.4
Other	552	546	1.2
Captive Segment Total	5,776	5,912	(2.3)

7.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaries and licensees (other utilities within the State of Paraná) and all free customers within the Company’s concession area, grew 2.5%, as shown by the following table:

GWh
	1Q13 (2)	1Q12 (1/2)	Var. % (1/2)
Captive Market	5,776	5,912	(2.3)
Concession and permi ssion holders	157	149	5.0
Free Customers (*)	946	652	45.1
Grid Market	6,879	6,713	2.5
* Total free customers supplied by COPEL GeT and other suppliers w ithin COPEL DIS’ concession area.

7.3 Energy Flow

Copel Consolidated

			GWh
	1Q13	1Q12	Var.%
Own Generation	4.898	4.780	2,5
Purchased energy	8.719	7.682	13,5
Itaipu	1.257	1.295	(2,9)
Auction – CCEAR	4.381	4.913	(10,8)
Itiquira	228	231	(1,3)
Dona Francisca	151	153	(1,3)
CCEE (MCP)	606	344	76,2
MRE	1.668	302	452,3
Proinfa	135	148	(8,8)
Elejor	293	296	(1,0)
Total Available Power	13.617	12.462	9,3
Captive Market	5.776	5.912	(2,3)
Concessionaires*	111	149	(25,5)
Free Customers	1.009	319	216,3
Bilateral Agreements	1.478	249	493,6
Auction – CCEAR	1.915	3.859	(50,4)
CCEE (MCP)	1.852	-	-
MRE	628	900	(30,2)
Losses and Differences	848	1.074	(21,0)
Basic network losses	237	311	(23,8)
Distribution losses	559	696	(19,7)
CG contract allocation	52	67	(22,4)

* Not including the 46 GWh consumed by the Concessionaire CFLO in February and March, for it was not supplied by Copel Distribuição.
Amounts subject to changes after settlement by CCEE
CCEAR: Energy Purchase Agreements in the Regulated Market
MRE: Energy Reallocation Mechanism
CCEE (MCP): Electric Pow er Trade Chamber (Short-term market)

21

Copel Geração e Transmissão

			GWh
	1Q13	1Q12	Var. %
Own Generation	4,898	4,780	2.5
CCEE (MCP)	283	208	36.1
MRE	1,668	302	-
Dona Francisca	151	153	(1.3)
Total Available Power	7,000	5,443	28.6
Bilateral Agreements	1,478	249	493.4
CCEAR – COPEL Distribuição	231	347	(33.4)
CCEAR – Other	1,684	3,512	(52.1)
Free Customers	1,009	319	216.7
CCEE (MCP)	1,852	-	-
MRE	628	900	(30.2)
Losses and differences	118	116	1.7
Values subject to rounding adjustments.

Copel Distribuição

			GWh
	1Q13	1Q12	Var. %
Itaipu	1,257	1,295	(2.9)
CCEAR – COPEL Geração e Transmissão	231	347	(33.4)
CCEAR – Other	4,150	4,507	(7.9)
CCEAR - Adjustment auction	-	59	-
CCEE (MCP)	323	136	137.3
Itiquira	228	231	(1.3)
Proinfa	135	148	(8.8)
Elejor S.A	293	296	(1.0)
Available Power	6,617	7,019	(5.7)
Captive market	5,776	5,912	(2.3)
Wholesale	111	149	(25.5)
Losses and differences	730	958	(23.8)
Basic network losses	119	195	(39.0)
Distribution losses	559	696	(19.7)
CG contract allocation	52	67	(22.4)
Values subject to rounding adjustments.

22

8. Supplementary Information

8.1 Tariffs

Power Purchase Average Tariff

						R$/MWh
Tariff	Amount	Mar/13	Dec/12	Mar/12	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Itaipu (1)	565	109.51	107.63	96.83	1.7	13.1
Auction – CCEAR 2006 – 2013	812	99.16	97.67	92.97	1.5	6.7
Auction – CCEAR 2007 – 2014	54	138.79	139.38	132.76	(0.4)	4.5
Auction – CCEAR 2008 – 2015	52	117.19	117.36	111.75	(0.1)	4.9
Auction – CCEAR 2010 – H30	72	157.90	157.90	150.39	0.0	5.0
Auction – CCEAR 2010 – T15 (2)	67	167.19	167.19	159.24	0.0	5.0
Auction – CCEAR 2011 – H30	58	162.11	162.11	154.40	0.0	5.0
Auction – CCEAR 2011 – T15 (2)	54	184.34	184.34	175.58	0.0	5.0
Auction – CCEAR 2012 – T15 (2)	115	165.37	165.37	157.51	0.0	5.0
Angra	120	133.11	-	-	-	-
CCGF (3)	136	30.07	-	-	-	-
Santo Antônio	53	100.48	100.48	-	-	-
Jirau	122	71.37	-	-	-	-
Others Auctions (4)	415	160.01	156.20	155.56	2.4	2.9
Bilaterals	239	169.01	163.77	160.12	3.2	5.6
Total/Tariff Average Supply	2,935	121.99	115.08	109.37	6.0	11.5

(1) Furnas transport charge not included.
(2) Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component, and expenses at the Electric Energy Trading Chamber (CCEE). The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set by the National System Operator (ONS).
(3) Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12,783/1 .
(4) Products average price.

Sales to Final Customers (Retail) Average Tariff – without ICMS

					R$/MWh
	Mar/13	Dec/12	Mar/12	Var %	Var %
Tariff	(1)	(2)	(3)	(1/2)	(1/3)
Industrial*	191.08	220.00	211.24	(13.1)	(9.5)
Residential	242.54	293.62	299.49	(17.4)	(19.0)
Commercial	217.61	265.67	263.58	(18.1)	(17.4)
Rural	146.89	178.04	177.02	(17.5)	(17.0)
Other	169.45	206.89	206.18	(18.1)	(17.8)
Retail distribution average rate	205.68	245.80	243.60	(16.3)	(15.6)
* Free customers not included

Sales to Distributors Average Tariff

						R$/MWh
Tariff	Amount	Mar/13	Dec/12	Mar/12	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1 / 2)	(1 / 3)
Auction CCEAR 2006 - 2013	360	98.42	98.27	93.27	0.2	5.5
Auction CCEAR 2007 - 2014	81	109.93	112.82	104.37	(2.6)	5.3
Auction CCEAR 2008 - 2015	81	116.50	116.77	110.66	(0.2)	5.3
Auction CCEAR 2009 - 2016	249	133.03	132.92	126.40	0.1	5.2
Auction CCEAR 2011 - 2040	105	151.81	-	-	-	-
Concession holders in the State of Paraná	51	135.25	147.65	132.46	(8.4)	2.1
Total/ Tariff Average Supply	927	118.38	98.69	87.96	20.0	34.6

23

8.2 Main Operational and Financial Indicators

March 31, 2012

Generation
Copel GeT power plants	20 (18 hydro, 1 thermal and 1 wind power plant)
Power plants in which Copel holds an interest	06 (5 hydro and 1 thermal power plant)
Copel GeT’s total installed capacity	4,737 MW
Installed capacity of Copel’s corporate partnerships (1)	606 MW
Copel GeT’s automated and remote-controlled power plants	13
Copel’s corporate partnerships’
automated and remote-controlled power plants	3
Transmission
Transmission lines	2,173 km
Substations	32
Installed capacity of substations	10,902 MVA
Distribution
Distribution networks and lines	186,652 km
Substations	361 (100% automated)
Installed capacity of substations	10,099 MVA
Number of municipalities served	395(2)
Number of localities served	1,115
Number of captive customers	4.0 million
DEC (outage duration per customer, in hours and hundredths of an hour)	3
FEC (outage frequency per customer)	2.3 times
Telecommunications
Fiber optic cables – main ring (interurban)	9,325 km
Self-sustained fiber optic cables (urban)	20,262 km
Number of municipalities served in Paraná	399
Number of municipalities served in Santa Catarina	2
Number of customers	3,998
Administration
Employees (wholly-owned subsidiaries)	9,436
Copel Geração e Transmissão	1,818
Copel Distribuição	7,163
Copel Telecomunicações	455
Customers by employee (Copel Distribuição)	568
Financial
Book value per share	R$ 46.62 per share
EBITDA	R$ 664.9 million
Current liquidity ratio	1.7

Note:

(1)Proportional to the interest.

(2)3 partially served municipalities in the rural area.

24

8.3 1Q13 Results Conference Call

Copel will hold its 1Q13 results conference call:

>      Friday, May 17, 2013, at 09:00 a.m. (US EST)

>      Telephone: (+1 516)300 1066

>      Code:  Copel

A live webcast of the conference call will be available at: www.copel.com/ir

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (55 41) 3222-2027

Fax:(55 41) 3331-2849

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, future operations, the implementation of relevant operating and financing strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 16, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.